SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

          Under the Securities and Exchange Act of 1934
                       (Amendment No. 6)*

                        USAir Group, Inc.
                        (Name of Issuer)

                          Common Stock
            (Upon conversion of Series A Cumulative
                  Convertible Preferred Stock)

                 (Title of Class of Securities)

                           911905 10 7
                         (CUSIP Number)

                        Warren E. Buffett
                     Berkshire Hathaway Inc.
            1440 Kiewit Plaza, Omaha, Nebraska  68131
                         (402) 346-1400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 8, 1995
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 911905 10 7                                 Page 2 of 3

Item 4 of the Schedule 13D previously filed by the undersigned with respect to the common stock of USAir Group, Inc. ("USAir") is hereby amended to add the following:

          Item 4. Purpose of Transaction.

          Berkshire Hathaway Inc.'s Chairman, Warren E. Buffett, and Vice Chairman, Charles T. Munger, presently serve as members of USAir's Board of Directors. In the proxy statement for USAir's 1994 Annual Meeting they stated that their continued service as directors of USAir (and its operating subsidiary) was dependent upon USAir successfully reaching a timely agreement with its organized labor groups that, in the opinion of Messrs. Buffett and Munger, provided USAir with sufficient labor cost savings which, when combined with other cost reduction programs being implemented by USAir, would afford USAir a reasonable opportunity to achieve profitability in a low fare competitive environment. To date, USAir has not been successful in achieving necessary labor cost savings. Therefore, Mr. Buffett and Mr. Munger will not stand for reelection to USAir's board at the 1995 annual meeting.

CUSIP No. 911905 10 7                                 Page 3 of 3

     After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of March, 1995.



/s/ Warren E. Buffett
  Warren E. Buffett

BERKSHIRE HATHAWAY INC.             NATIONAL INDEMNITY COMPANY



By /s/ Warren E. Buffett       By /s/Warren E. Buffett
    Warren E. Buffett                   Warren E. Buffett
    Chairman of the Board               Chairman of the Board

NATIONAL FIRE AND MARINE       COLUMBIA INSURANCE COMPANY
  INSURANCE COMPANY



By /s/Warren E. Buffett        By /s/Warren E. Buffett
    Warren E. Buffett               Warren E. Buffett
    Chairman of the Board           Chairman of the Board

WESCO HOLDINGS MIDWEST              THE FECHHEIMER BROTHERS COMPANY



By /s/Warren E. Buffett        By /s/Warren E. Buffett
    Warren E. Buffett              Warren E. Buffett
    President                           Director

NATIONAL LIABILITY & FIRE INSURANCE COMPANY, NEBRASKA FURNITURE MART, INC., REDWOOD FIRE AND CASUALTY INSURANCE COMPANY, NATIONAL INDEMNITY COMPANY OF MID-AMERICA, OAK RIVER INSURANCE COMPANY, CYPRESS INSURANCE COMPANY, WESCO FINANCIAL CORPORATION, BLUE CHIP STAMPS AND WESCO-FINANCIAL INSURANCE COMPANY


By /s/Warren E. Buffett
    Warren E. Buffett
    Attorney-in-Fact